Registration No. 333-______
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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                            -------------------------

                                    FORM S-8
                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933

                            CENTENNIAL CELLULAR CORP.
             (Exact name of registrant as specified in its charter)

           Delaware                                              06-1242753
-------------------------------                           ----------------------
(State or other jurisdiction of                              (I.R.S. Employer
incorporation or organization)                            Identification Number)

                     1305 Campus Parkway, Neptune, NJ      07753
                -------------------------------------------------
               (Address of Principal Executive Offices) (Zip Code)

                 Centennial Cellular Corp. and its Subsidiaries
              1999 Stock Option and Restricted Stock Purchase Plan
              ----------------------------------------------------
                            (Full title of the plan)

                               Michael J. Small, Esq.
                            Centennial Cellular Corp.
                               1305 Campus Parkway
                                Neptune, NJ 07753
                 -----------------------------------------------
                     (Name and address of agent for service)


                                 (732) 919-1000
          -------------------------------------------------------------
          (Telephone number, including area code, of agent for service)

                                   Copies to:
                             Robert A. Schwed, Esq.
                  Reboul, MacMurray, Hewitt, Maynard & Kristol
                              45 Rockefeller Plaza
                               New York, NY 10111

          If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. |X|


                         CALCULATION OF REGISTRATION FEE
====================================================================================================================================

                                              Proposed maximum  Proposed maximum
   Title of securities      Amount to be       offering price      aggregate                Amount of
    to be registered       registered (2)      per share (1)    offering price (1)      registration fee
    ----------------       --------------      -------------    ------------------      ----------------
Class A Common Stock,
par value $.01 per share  3,000,000 shares        $56.625         $169,875,000               $44,847
====================================================================================================================================

(1) Calculated pursuant to Rule 457(c) and 457(h)(1) based on the average of the high and low prices reported for the Class A Common Stock as quoted on NASDAQ on December 3, 1999; such estimate has been made solely for the purpose of calculating the registration fee as the actual offering price is unknown.

(2) Together with an indeterminate number of shares which may be necessary to adjust the number of additional shares of Class A Common Stock reserved for issuance pursuant to the 1999 Stock Option and Restricted Stock Purchase Plan as the result of a stock split, stock dividend, reclassification, recapitalization or similar adjustment(s) of the Class A Common Stock of Centennial Cellular Corp.

--------------------------------------------------------------------------------

                                EXPLANATORY NOTE

          Centennial Cellular Corp. ("Centennial Cellular" or the "Company") has prepared this Registration Statement in accordance with the requirements of Form S-8 under the Securities Act of 1933, as amended (the "1933 Act"), to register shares of Class A common stock, $.01 par value per share, of Centennial Cellular, issuable pursuant to the Centennial Cellular Corp. and its Subsidiaries 1999 Stock Option and Restricted Stock Purchase Plan.

          Under cover of this Form S-8 is a Reoffer Prospectus of Centennial Cellular prepared in accordance with Part I of Form S-3 under the 1933 Act. This Reoffer Prospectus has been prepared pursuant to Instruction C of Form S-8, in accordance with the requirements of Part I of Form S-3, and may be used for reofferings and resales on a continuous or delayed basis in the future of up to an aggregate 3,000,000 "control securities" which have been or may be issued, pursuant to employee benefit plans of the Company.

                                     PART I

              INFORMATION REQUIRED IN THE SECTION 10(a) PROSPECTUS

          Centennial Cellular will send or give the documents containing the information specified in Part 1 of Form S-8 to employees as specified by the Securities and Exchange Commission Rule 428(b)(1) under the 1933 Act. Centennial Cellular does not need to file these documents with the Commission either as part of this Registration Statement or as prospectuses or prospectus supplements under Rule 424 of the 1933 Act.

REOFFER PROSPECTUS

                            CENTENNIAL CELLULAR CORP.
                               1305 CAMPUS PARKWAY
                                NEPTUNE, NJ 07753
                                 (732) 919-1000

                    3,000,000 SHARES OF CLASS A COMMON STOCK

          The shares of Class A common stock, $.01 par value per share, of Centennial Cellular Corp. ("Centennial Cellular", "our company," "us," "we," "our" or "ours") offered hereby (the "Shares") will be sold from time to time by those persons (the "Selling Stockholders") listed on the table on page 15 under the caption "Selling Stockholders", as such table may be amended from time to time in prospectus supplements filed with the Securities and Exchange Commission (the "SEC") pursuant to Rule 424(b) under the Securities Act of 1933 as amended (the "1933 Act"). The Selling Stockholders are executive officers and directors of our company who acquired or will acquire the Shares pursuant to the Centennial Cellular Corp. and its Subsidiaries Stock Option and Restricted Stock Purchase Plan (the "Plan").

          We will not receive proceeds from any of these sales. We are paying the expenses incurred in registering the Shares.

          The Shares are "control securities" under the 1933 Act because they are held by affiliates of our company. This Reoffer Prospectus has been prepared for the purpose of registering the Shares under the 1933 Act to allow for future sales by the Selling Stockholders, on a continuous or delayed basis, to the public without restriction. To our knowledge, the Selling Stockholders have no arrangement with any brokerage firm for the sale of the Shares. Each Selling Stockholder may be deemed to be an "underwriter" within the meaning of the 1933 Act. Any commissions received by a broker or dealer in connection with resales of the Shares may be deemed to be underwriting commissions or discounts under the 1933 Act.

          Our Class A Common Stock is traded in The Nasdaq Stock Market under the symbol CYCL. On December 6, 1999, the last reported sales price for our Class A Common Stock was $57.


          This investment involves a high degree of risk. Please see "Risk Factors" beginning on page 6.


          NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THE DISCLOSURES IN THIS REOFFER PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.



                                December 7, 1999

                                TABLE OF CONTENTS

          Incorporated Documents..............................................3
          The Company.........................................................4
          Risk Factors........................................................6
          Use of Proceeds....................................................14
          Selling Stockholders...............................................14
          Plan of Distribution...............................................17
          Legal Matters......................................................17
          Experts............................................................17




          You should only rely on the information incorporated by reference or provided in this Reoffer Prospectus or any supplement. We have not authorized anyone else to provide you with different information. The common stock is not being offered in any state where the offer is not permitted. You should not assume that the information in this Reoffer Prospectus or any supplement is accurate as of any date other than the date on the front of this Reoffer Prospectus.

          Centennial Cellular files annual, quarterly and special reports, proxy statements, and other information with the SEC as required by the Securities Exchange Act of 1934, as amended (the "1934 Act"). You may read and copy any reports, statements of other information were filed at the SEC's Public Reference Rooms at:

          o 450 Fifth Street, N.W., Washington, D.C. 20549;

          o Seven World Trade Center, 13th Floor, New York, N.Y. 10048; or

          o Northwest Atrium Center, 5000 West Madison Street, Suite 1400, Chicago, IL 60661.

Please call the SEC at 1-800-SEC-0330 for further information on the Public Reference Rooms. Our filings are also available to the public from commercial document retrieval services and the SEC website (http://www.sec.gov).

                             INCORPORATED DOCUMENTS

          The SEC allows us to "incorporate by reference" information into this Reoffer Prospectus, which means that we can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is deemed to be part of this Reoffer Prospectus, except for any information superseded by information in this Reoffer Prospectus.

          Our annual report on Form 10-K for the fiscal year ended May 31, 1999, and quarterly report on Form 10-Q for the quarter ended August 31, 1999 are incorporated herein by reference. In addition, all documents we file or subsequently file under Sections 13(a), 13(c), 14 and 15(d) of the 1934 Act, before the termination of this offering, are incorporated by reference.

          WE WILL PROVIDE WITHOUT CHARGE TO EACH PERSON TO WHOM A COPY OF THIS REOFFER PROSPECTUS IS DELIVERED, UPON ORAL OR WRITTEN REQUEST, A COPY OF ANY OR ALL DOCUMENTS INCORPORATED BY REFERENCE INTO THIS REOFFER PROSPECTUS (EXCLUDING EXHIBITS UNLESS THE EXHIBITS ARE SPECIFICALLY INCORPORATED BY REFERENCE INTO THE INFORMATION THE REOFFER PROSPECTUS INCORPORATES). REQUESTS SHOULD BE DIRECTED TO OUR CHIEF FINANCIAL OFFICER, AT OUR EXECUTIVE OFFICES, LOCATED AT 1305 CAMPUS PARKWAY, NEPTUNE, NEW JERSEY 07753. OUR TELEPHONE NUMBER AT THAT LOCATION IS
(732) 919-1000.

                                   THE COMPANY

          We are one of the largest independent wireless communications providers in the United States and Puerto Rico. Our service areas have a total population of approximately 10.8 million, decreased by the percent of our subsidiaries serving those areas owned by third parties. For example, if a third party owns 40% of our subsidiary, the actual population of those areas served by that subsidiary will be decreased by 40% for our calculations. This adjusted population is commonly referred to as net pops. We had approximately 486,300 subscribers as of August 31, 1999. Our domestic operations serve 5.8 million net pops and its service area covers approximately 81,645 square miles. Our subsidiary in Puerto Rico provides wireless and traditional telephone services over a common communications network in Puerto Rico. Its licensed service areas cover 3.8 million net pops in Puerto Rico and the U.S. Virgin Islands. In addition, we own minority shares, representing approximately 1.2 million net pops, in other cellular operations controlled and managed by other cellular operators, referred to as minority cellular investment interests.

DOMESTIC CELLULAR SYSTEMS

          Our domestic consolidated systems are among the leading independent providers of rural wireless telecommunications services. We attempt to acquire cellular systems next to our existing markets. We focus on underdeveloped rural and small-city cellular areas that have a significant number of potential customers for wireless communications.

          Our domestic cellular interests consist primarily of three operating clusters:

          o MICHIANA CLUSTER contains approximately 3.4 million net pops in Michigan, Ohio and Indiana, covering portions of three major interstate highways that connect Chicago, Detroit and Indianapolis.

          o EAST TEXAS/LOUISIANA CLUSTER contains approximately 2.1 million net pops, covering portions of interstate highway I-10, as well as sections of Texas, Louisiana and Mississippi adjacent to Houston, New Orleans, Shreveport and Baton Rouge.

          o SOUTHWESTERN CLUSTER contains approximately 296,000 net pops, covering the Yuma, Arizona and El Centro, California markets and is bordered by Los Angeles to the northwest, San Diego to the west, Phoenix to the east and Mexicali, Mexico to the south.

PUERTO RICO SYSTEMS

          Our Puerto Rico business, which is conducted through our subsidiary in Puerto Rico, provides a broad range of wireless and traditional telephone services in the Commonwealth of Puerto Rico, an area covering approximately 3.8 million net pops. Our subsidiary in Puerto Rico owns its own communications network, making it a so-called "facilities-based" provider of communications services. It is

          o one of three providers of personal communications services in the Puerto Rico market,

          o a provider of wireless telephone services to both business and residential customers, and

          o a provider of local and long distance telephone services and data and internet services through its subsidiary, Lambda Operations, Inc., which competes with the incumbent Puerto Rico Telephone Company.

          Our subsidiary in Puerto Rico offers wireless communications and traditional telephone services using its own switch and sophisticated fiber optic network, which contains over 314 miles of fiber laid throughout the island of Puerto Rico. The digital personal communications services network allows for coverage in most areas of Puerto Rico using its established base of 120 wireless antenna sites and digital technology to transmit its calls.


The address of our principal executive offices is 1305 Campus Parkway, Neptune, New Jersey 07753. Our telephone number is (732) 919-1000.

THE MERGER

          On January 7, 1999, we merged with CCW Acquisition Corp., a corporation formed at the direction of Welsh, Carson, Anderson & Stowe VIII, L.P. As a result of the merger, a new group of equity investors acquired a 92.9% ownership interest in us. The remaining 7.1% interest is owned by public stockholders.

                                  RISK FACTORS

          YOU SHOULD CAREFULLY CONSIDER THE FOLLOWING FACTORS AND OTHER INFORMATION IN THIS PROSPECTUS BEFORE DECIDING TO PURCHASE SHARES. ANY OF THE FOLLOWING RISKS COULD HAVE A MATERIAL ADVERSE IMPACT ON OUR BUSINESS, FINANCIAL CONDITION OR RESULTS OF OPERATIONS OR ON THE VALUE OF THE SHARES.


PAYMENT OF OUR DEBT OBLIGATIONS REDUCES THE CASH AVAILABLE TO USE IN OUR
BUSINESS.

          After the merger our total long term debt was significantly greater than before the merger. Our large amount of debt could adversely affect our business and you because we must use a substantial portion of our cash to pay our debt obligations. As a result, we have less cash to use in other areas of our business. In addition, our debt service obligations increase our vulnerabilities to:

          o    adverse economic and industry conditions;

          o interest rate increases because borrowings under our credit facility are at variable interest rates; and

          o competitive pressures, as many of our competitors will be less leveraged than we are.

          In addition, we may incur significantly more debt. This may further reduce the cash we have available to invest in our operations. If we cannot generate sufficient cash from operations to meet our debt obligations, we will need to refinance, obtain additional financing or sell assets.

WE MAY BE ADVERSELY AFFECTED BY OUR COMPETITORS, MANY OF WHOM HAVE GREATER FINANCIAL RESOURCES THAN WE DO.

          Our principal business, wireless telephone service, is highly competitive. We compete with at least one wireless licensee in each geographic area. Most of these competitors are larger, have greater financial resources than we do and may be less leveraged than we are. We also face competition from paging companies, traditional telephone companies and resellers. The Federal Communications Commission ("FCC") requires all cellular and personal communication system operators to provide service on a nondiscriminatory basis to resellers. Resellers provide service to customers but do not hold an FCC license or own facilities to provide such services. Instead, a reseller buys blocks of cellular telephone numbers from a licensed carrier, usually at a discounted rate, and resells service to the public. Thus, a reseller may be both a customer of a cellular or personal communications services provider and also a competitor.

WE FACE INCREASED DOMESTIC COMPETITION FROM ENTITIES USING COMMUNICATIONS TECHNOLOGIES COMPARABLE TO CELLULAR SERVICE.

          Competing technologies or any new technologies may provide significant competition for us. We cannot assure you that one or more of the technologies that we currently use in our business will not become inferior or obsolete at some time in the future. New technologies that are comparable to cellular service include:

          o    personal communications services ("PCS"),

          o    enhanced specialized mobile radio ("ESMR") and

          o    satellite-based services.

          Personal communications services refer to the series of two-way communication licenses recently awarded by the FCC which are expected to use digital wireless technologies. Many personal communication services licensees who will compete with us have access to substantial capital resources. In addition, many of these companies, or their affiliates, already operate large cellular telephone systems and thus bring significant wireless experience to this new marketplace.

          ESMR is a two-way wireless communications service that incorporates characteristics of cellular technology, including many low-power transmitters and connection with the network that provides traditional telephone services. ESMR service may compete with cellular service by providing digital communication technology, lower rates, enhanced privacy and additional features such as electronic mail and built-in paging. Nextel Communications, Inc. is the primary provider of such services today.

          The FCC has issued a number of licenses for satellite-based services that would enable subscribers to access mobile communications systems throughout the world. Additional proposals for the provision of satellite services remain pending with the FCC and foreign regulatory bodies must approve certain aspects of some satellite systems.

COMPETITION FROM OTHER WIRELESS AND TRADITIONAL TELEPHONE SERVICE PROVIDERS IN PUERTO RICO MAY REDUCE OUR MARKET SHARE AND ADVERSELY AFFECT PRICES.

          The market for wireless services is highly competitive in Puerto Rico. Competition from telecommunications providers may reduce our market share and have an adverse effect on our prices and profitability. Our main competitors for wireless services in the Puerto Rico market are Cellular Communications of Puerto Rico, Inc., the Puerto Rico Telephone Company and TeleCorp PCS Inc., an affiliate of AT&T Corp. ("TeleCorp"), doing business as SunCom. Both Cellular Communications and Puerto Rico Telephone Company were earlier entrants into the Puerto Rico wireless market and have greater resources than we do. TeleCorp is a recent entrant into the Puerto Rico wireless market, providing personal communications services. Cellular Communications and the Puerto Rico Telephone Company offer cellular service based on both analog and digital technology and offer greater cellular capability than we do to their customers traveling outside Puerto Rico. We only offer digital service in Puerto Rico.

          We expect increased competition in the wireless market from other broadband personal communication services license holders. They include ClearComm L.P., which through a joint venture with Telefonica Larga Distancia ("TLD"), a subsidiary of Telefonica Internacional S.A., is expected to enter the wireless market shortly.

          The Puerto Rico Telephone Company is also our primary competitor for traditional telephone service. GTE has bought a majority stake in the Puerto Rico Telephone Company and may make changes to improve its competitive position. Any increase in our market presence will depend upon our ability to obtain customers that are underserved by the Puerto Rico Telephone Company or looking for an alternative.


IF WE ARE SUCCESSFUL IN MAKING ACQUISITIONS, THE ACQUIRED PROPERTIES MAY ADVERSELY AFFECT OUR BUSINESS.

          We face risks that the systems we own and those we acquire in the future will not perform as expected and that such systems will not generate the returns necessary to repay the indebtedness incurred to acquire, or fund the capital expenditures needed to develop, the systems. We intend to expand our current business in adjacent areas through acquisition and also to acquire other small to mid-sized metropolitan service areas and strategic rural service areas that we believe are undervalued or underdeveloped or that possess traits that indicate high potential cellular use and superior financial performance.

          In addition, expansion of our operations may place a significant strain on our management, financial and other resources. Our ability to manage future growth will depend upon our ability to:

          o    monitor operations;

          o    control costs;

          o    integrate acquired properties;

          o    maintain effective quality controls; and

          o significantly expand our internal management, technical and accounting systems.

          Management of those areas will result in higher operating expenses. A failure to expand these areas or to implement and improve our systems, procedures and controls in an efficient manner and at a pace consistent with the growth of our business could have a material adverse effect on our business, prospects, operating results and ability to service our indebtedness, including the notes.

RAPID AND SIGNIFICANT TECHNOLOGICAL CHANGES IN THE TELECOMMUNICATIONS INDUSTRY MAY ADVERSELY AFFECT US.

          We face rapid and significant changes in technology. New technologies may be protected by patents or other intellectual property laws and therefore may not be available. In particular, the wireless telecommunications industry is experiencing significant technological change, including:

          o the increasing pace of digital upgrades in existing analog wireless systems;

          o    evolving industry standards;

          o the allocation of new radio frequency spectrum in which to license and operate wireless services;

          o ongoing improvements in the capacity and quality of digital technology;

          o    shorter development cycles for new products and enhancements; and

          o    changes in end-user requirements and preferences.

          Like others in the industry, we are uncertain about the extent of customer demand as well as the extent to which airtime and monthly access rates may continue to decline. We cannot predict the effect of technological changes on our business, and it is possible that technological developments will have a material adverse effect on us.

WE MAY NOT BE ABLE TO MODIFY OUR BUSINESS TO COMPLY WITH REGULATORY CHANGES.

          The telecommunications industry is subject to federal and state regulation that is continually evolving. As new telecommunications laws and regulations are issued, we may be required to modify our business plans or operations. There can be no assurance that we can do so in a cost-effective manner. Further, we cannot assure you that federal or state governments or the government of the Commonwealth of Puerto Rico will not make regulations or take other actions that might have a material adverse effect on our business. If the FCC allocates radio spectrum for services that compete with our business thereby introducing additional competitors, these changes could materially and adversely affect our business prospects, operating results or our ability to service our indebtedness.

          The FCC and state regulatory agencies continue to issue rules implementing the requirements of the 1996 Telecommunications Act. Such rules address obligations, which include the obligation of incumbent telephone companies to allow other carriers to connect to their network by reasonable means at rates based on cost. The interpretation and implementation of these and




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other provisions of the 1996 Telecommunications Act and the FCC rules implementing the Telecommunications Act continue to be heavily debated and may have a material adverse impact on our business.

THE LOSS OF OUR LICENSES COULD ADVERSELY AFFECT OUR ABILITY TO PROVIDE WIRELESS AND WIRELINE SERVICES.

          Cellular and personal communications services licenses are valid for 10 years from the effective date of the license. Failure to file for such renewal or failure to meet any licensing requirements could lead to a denial of the application and thus adversely effect our ability to continue to provide service in that license area. Licensees may renew their licenses for additional ten year periods by filing a renewal application with the FCC. The renewal applications are subject to FCC review and are put out for public comment to ensure that the licensees meet their licensing requirements and comply with other applicable FCC mandates.

          Lambda Operations Corp., our wholly owned telephone subsidiary, is subject to the regulation of the Puerto Rico Telecommunications Board. The Puerto Rico Telecommunications Board may determine that our subsidiary's rates are not cost based or its tariffs are not in the public interest. This determination could have a material adverse effect on our business and could result in the denial of our subsidiary's authorization to provide telephone service.

          Both the wireless and local telephone subsidiaries are subject to siting and zoning regulation which could materially affect our ability to build new sites and expand our coverage. All telecommunication providers are obligated to contribute to the federal universal service fund based upon a percentage of interstate and intrastate revenue. Universal service funds are used to provide local telephone service to individuals or families qualifying for federal assistance or households in areas not served by the local telephone company. Many states, including those we operate in, are implementing local universal service programs that would also require carriers to contribute additional funds.

OUR CELLULAR LICENSES MAY DECREASE IN VALUE, REDUCING THE ASSET BASE THAT SUPPORTS OUR DEBT.

          If the market value of our cellular licenses decreases significantly, we may realize a material loss upon the sale of any of our licenses and our ability to sell assets to repay debt would be significantly affected. A substantial portion of our assets consists of our interests in cellular licenses held by subsidiaries. The market for the purchase and sale of cellular licenses may not exist in the future or the values of our licenses in that market may fall. The future value of our interests in our cellular licenses will depend significantly upon the success of our business. Moreover, the transfer of interests in such licenses is subject to prior FCC approval, which may have the effect of reducing the value of the license.

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BUSINESS AND ECONOMIC FACTORS, SEVERE WEATHER AND POLITICAL CONDITIONS IN PUERTO
RICO MAY SIGNIFICANTLY AFFECT OUR OPERATIONS IN PUERTO RICO AND HURT OUR OVERALL PERFORMANCE.

          Our business in Puerto Rico is dependent on the business and economic conditions and consumer spending generally in Puerto Rico. If existing economic conditions in Puerto Rico were to deteriorate, the market for wireless or telephone services in Puerto Rico may grow more slowly or decline. This would have an adverse impact on our business in Puerto Rico and, because our Puerto Rico operations currently generate approximately 33% of our company's adjusted EBITDA, on our financial condition and results of operations generally. Adjusted EBITDA is defined, for any period, as earnings before income from minority cellular investment interests, allocations to minority interests in consolidated subsidiaries, interest expense, interest income, income taxes, depreciation and amortization, and gain on sale of assets, recapitalization costs and other non-recurring charges.

          In particular, our business in Puerto Rico may be materially adversely affected by events such as hurricanes, labor strikes and the like which affect Puerto Rico generally. Any change in Puerto Rico's political status with the U.S., or the ongoing debate on such status, could also affect the economy of Puerto Rico. The ultimate effect of possible changes in Puerto Rico's governmental and political status is uncertain and, accordingly, we cannot assure you that such changes will not materially adversely affect our business and results of operations.

A SUBSTANTIAL INCREASE IN FRAUDULENT AND/OR UNBILLED USE OF OUR NETWORK WOULD AFFECT OUR BUSINESS OPERATIONS.

          We incur costs associated with unauthorized use of our network. Fraud adversely affects our business by increasing:

          o    interconnection costs;

          o    capacity costs;

          o    administrative costs;

          o    costs incurred for fraud prevention; and

          o    payments to other carriers for unbillable fraudulent roaming.

We cannot assure you that costs associated with unauthorized use of our cellular network will not become substantial in the future.

OUR RESULTS OF OPERATIONS MAY DECLINE BECAUSE OF A MARKET DECLINE IN ROAMING RATES AND OUR STRATEGY OF AGGRESSIVELY PRICING ROAMING RATES.

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          We earn much of our revenue from customers of other wireless communications providers who enter our service areas and use their wireless phones. The use of wireless phones outside a subscriber's local area is commonly referred to as roaming. Roaming rates per minute under reciprocal roaming arrangements have declined over the last several years. We expect that such declines will continue for the foreseeable future. We have also implemented a strategy of aggressively pricing roaming rates to encourage other cellular and personal communications services providers to include portions of our service areas within their home calling regions and to discourage wireless providers from expanding the reach of their service into our service areas. Our results of operations may decline because the decline in roaming rates may not be offset by the decrease in roaming expenses we pay to other cellular and personal communication services providers for roaming changes incurred by our subscribers in other calling regions.

OUR OPERATIONS IN PUERTO RICO MAY BE ADVERSELY AFFECTED IF CHANGES IN TAX BENEFITS AVAILABLE TO BUSINESSES IN PUERTO RICO CAUSE COMPANIES TO REDUCE THEIR BUSINESS ACTIVITIES IN PUERTO RICO.

          The demand for our services in Puerto Rico is significantly affected by the level of business activity in the island providing tax incentives for U.S. companies to operate in Puerto Rico and to reinvest the earnings from their Puerto Rico operations in Puerto Rico. As a result of a 1996 amendment to the Internal Revenue Code, the tax benefits available to corporations doing business in Puerto Rico phase out in annual increments through 2005. Consequently, such corporations may reduce or close their Puerto Rico operations and may reduce their re-investments in Puerto Rico. The changes may also reduce the incentives for new investments in Puerto Rico. Our business in Puerto Rico may be adversely affected by such changes in the tax law.

THE FAILURE OF OUR COMPUTER SYSTEMS AND THOSE OF THIRD PARTIES WITH WHOM WE DEAL TO RECOGNIZE THE YEAR 2000 COULD SIGNIFICANTLY DISRUPT OUR OPERATIONS, CAUSING A DECLINE IN CASH FLOW AND REVENUE AND OTHER DIFFICULTIES.

          The year 2000 issue is the result of many computer programs being written abbreviating dates by using two digits rather that four digits in the year field. As a result, unless corrected, a computer program that has date sensitive software may recognize a date using "00" in the year field as 1900 rather than the year 2000. This could result in system failures and errors causing disruptions to various aspects of our business, including computer systems, voice and data networks and building infrastructures.

          The failure of our computer systems to recognize the year 2000 may involve the interruption of telecommunications services and/or interruption of customer billing. Either or both of these events could have a material adverse effect on our financial condition, results of operations or cash flows.

          Most of our customer-related computer systems and databases, including our billing systems, are managed by third parties under contractual arrangements. In addition, our systems are interconnected with various networks and systems operated by third parties, including traditional land-based communications networks, long-distance networks, the networks of other wireless service providers as well as public utilities. The ability of our systems to operate, including the ability to provide wireless service, is dependent upon these third party networks and systems being year 2000 compliant. We cannot assure you that these third parties will have taken the necessary corrective actions prior to the year 2000.

A GROUP OF AFFILIATED STOCKHOLDERS CONTROL THE VOTING POWER OF CENTENNIAL WHICH MAY HAVE INTERESTS ADVERSE TO THE OTHER HOLDERS OF OUR STOCK.

          Welsh, Carson, Anderson & Stowe VIII, L.P., certain of its affiliates and certain other equity investors hold approximately 92% of Centennial's outstanding shares of common stock. Accordingly, these equity investors, directly or indirectly, control our company and have the power to elect all of our directors, appoint new management and approve or reject any action requiring the approval of stockholders, including adopting amendments to our charter and approving mergers and sales of all or substantially all of our assets. The equity investors may make decisions that are adverse to your interests. In addition, the existence of a controlling stockholder may have the effect of making it difficult for a third party to acquire, or of discouraging a third party from seeking to acquire, a majority of the outstanding Centennial common stock.

A PORTION OF OUR OPERATIONS ARE CONDUCTED THROUGH PARTNERSHIPS IN WHICH WE HAVE A MINORITY INTEREST. WE DO NOT CONTROL SUCH OPERATIONS AND ARE SUBJECT TO CAPITAL CALLS MADE BY THE CONTROLLING PARTNER.

          We have a limited ability to direct the operation of any system conducted through a partnership in which we hold a minority investment as a limited partner. In addition, these investment partnerships are entitled to make certain demands for capital contributions, including to complete acquisitions by the limited partnerships. If we do not meet such a capital call, our ownership interest in such system may be diluted. Capital calls with respect to such investment interests for the fiscal years ended May 31, 1999, 1998 and 1997 were approximately $0, $787,000 and $2.9 million, respectively, and there were no such capital calls for the first quarter of the fiscal year ending May 31, 2000. We cannot assure you that we will be able to pay future capital calls when due. We account for these partnerships on an equity basis and, therefore, include our pro rata share of partnership net income in Income from Minority Cellular Investment Interests.

OUR OPERATIONS MAY BE ADVERSELY AFFECTED BY EQUIPMENT FAILURES OR BY NATURAL DISASTERS THAT DISRUPT OUR NETWORK.

          A major equipment failure or a natural disaster affecting any one of our network control centers or certain of our wireless antenna sites or microwave links could have a material adverse effect on our business, prospects, operating results or ability to service our indebtedness.

POSSIBLE HEALTH EFFECTS OF RADIO FREQUENCY EMISSION MAY ADVERSELY AFFECT THE DEMAND FOR CELLULAR TELEPHONE SERVICES.

          Media reports have suggested that certain radio frequency emissions from portable cellular telephones may be linked to cancer and interfere with heart pacemakers and other medical devices. Concerns over radio frequency emissions and interference may have the effect of discouraging the use of cellular telephones, which could have an adverse effect upon our business. We cannot assure you that government authorities would not increase regulation of cellular telephones resulting from these concerns or that cellular telephone companies may be liable for costs or damages associated with these concerns.

                                 USE OF PROCEEDS

          Centennial Cellular will not receive any of the proceeds from the sale of shares of common stock by the Selling Stockholders.

                              SELLING STOCKHOLDERS

          The Shares of our company to which this Reoffer Prospectus relates are being registered for reoffers and resales by the Selling Stockholders, who acquired or will acquire the Shares pursuant to the Plan as employees or non-employee directors of our company. The Selling Stockholders may resell all, a portion or none of such Shares from time to time. The table below sets forth with respect to each Selling Stockholder, as of December 3, 1999 or a subsequent date if amended or supplemented, (i) the name of the Selling Stockholder, (ii) the nature of any position, office or other material relationship with our company or our affiliates within the past three (3) years, (iii) the number of Shares owned, (iv) the number of Shares registered by this Reoffer Prospectus, and (v) the number and percent of outstanding Shares that will be owned after the sale of the registered Shares assuming the sale of all of the registered Shares. The information set forth in this section may be amended or supplemented from time to time by use of supplements to this Reoffer Prospectus.


                                                                      NUMBER OF                            SHARES OWNED
                            RELATIONSHIP TO COMPANY DURING            SHARES            SHARES            AFTER THE OFFERING
SELLING STOCKHOLDER                  LAST THREE YEARS                 OWNED (1)       REGISTERED (1)     NUMBER      PERCENT(2)
-------------------                  ----------------                 ---------       --------------     ------     -----------


Michael J. Small            Director, Chief Executive Officer
                            and President since 1/99                   555,000           525,000          30,000         *

Peter W. Chehayl            Senior Vice President, Treasurer
                            and Chief Financial Officer since
                            1/99                                       102,500            95,000           7,500         *

Phillip H. Mayberry         President--Domestic Operations
                            since 1/99; Senior Vice President--
                            Operations from 12/94 to 1/99              180,000           180,000          --            --

Kari L. Jordan              President--Caribbean Operations
                            since 1/99; Senior Vice President
                            of International Operations from
                            1/98 to 1/99                               140,000           140,000          --            --

Thomas R. Cogar, Jr.        Senior Vice President and Chief
                            Technology Officer--Domestic
                            Operations since 3/99; Vice
                            President--Engineering from 8/91
                            to 3/99                                     65,000            65,000          --            --

Michael Marrero             Senior Vice President--
                            Engineering (Puerto Rico) and
                            Chief Technology Officer--Puerto
                            Rico Operations since 3/99; Vice
                            President--Engineering (Puerto
                            Rico) from 4/97 to 3/99; Director
                            of Technical Operations from 4/95
                            to 4/97                                     51,000            51,000         --              --

Thomas E. Bucks             Senior Vice President--Controller
                            since 3/95                                  91,000            91,000         --              --


Carlos Bofill               Chief Executive Officer - Centennial de
                            Puerto Rico since 10/99                    200,000           200,000         --              --

Richard W. Gasink           Senior Vice President and Chief
                            Financial Officer - Centennial de
                            Puerto Rico since 12/99                     45,000            45,000         --              --

J. Stephen Vanderwoude      Director since 10/99                         1,500             1,500         --              --




* = less than one percent.

(1) Includes shares of our common stock underlying options granted to the Selling Stockholders under the Plan, whether or not exercisable as of, or within sixty days of, the date of this Reoffer Prospectus.

(2) Percentage based on 31,300,961 shares of our Common Stock outstanding as of December 6, 1999.

          THE INFORMATION PROVIDED IN THE TABLE ABOVE WITH RESPECT TO THE SELLING STOCKHOLDERS HAS BEEN OBTAINED FROM SUCH SELLING STOCKHOLDERS. BECAUSE THE SELLING STOCKHOLDERS MAY SELL ALL OR SOME PORTION OF THE SHARES OF COMMON STOCK BENEFICIALLY OWNED BY IT, ONLY AN ESTIMATE (ASSUMING EACH SELLING STOCKHOLDER SELLS ALL OF THE SHARES OFFERED HEREBY) CAN BE GIVEN AS TO THE NUMBER OF SHARES OF COMMON STOCK THAT WILL BE BENEFICIALLY OWNED BY THE SELLING STOCKHOLDERS AFTER THIS OFFERING. IN ADDITION, THE SELLING STOCKHOLDERS MAY HAVE SOLD, TRANSFERRED OR OTHERWISE DISPOSED OF, OR MAY SELL, TRANSFER OR OTHERWISE DISPOSE OF, AT ANY TIME OR FROM TIME TO TIME SINCE THE DATES ON WHICH THEY PROVIDED THE INFORMATION REGARDING THE SHARES OF COMMON STOCK BENEFICIALLY OWNED BY THEM, ALL OR A PORTION OF THE SHARES OF COMMON STOCK BENEFICIALLY OWNED BY THEM IN TRANSACTIONS EXEMPT FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT OF 1933.

                              PLAN OF DISTRIBUTION

          Each of the Selling Stockholders may sell their Shares for value from time to time under this Reoffer Prospectus in one or more transactions on Nasdaq, in negotiated transactions or in a combination of such methods of sale, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at prices otherwise negotiated. Each Selling Stockholder may effect such transactions by selling the Shares to or through broker-dealers, and such broker-dealers may receive compensation in the form of underwriting discounts, concessions or commissions from the respective Selling Stockholder and/or the purchasers of the Shares for whom such broker-dealers may act as agent (which compensation may be less than or in excess of customary commissions).

          Each of the Selling Stockholders and any broker-dealers that participate in the distribution of the Shares may be deemed to be an "underwriter" within the meaning of Section 2(11) of the 1933 Act, and any commissions received by them and any profit on the resale of the Shares sold by them may be deemed to be underwriting discounts and commissions under the 1933 Act. All selling and other expenses incurred by each Selling Stockholder will be borne by such Selling Stockholder.

          In addition to any Shares sold hereunder, each of the Selling Stockholders may, at the same time, sell any shares of common stock, including the Shares, owned by him or her in compliance with all of the requirements of Rule 144, regardless of whether such shares are covered by this Reoffer Prospectus.

          There is no assurance that any Selling Stockholder will sell all or any portion of the Shares offered.

          The Company will pay all expenses in connection with this offering and will not receive any proceeds from sales of any Shares by any Selling Stockholder.


                                  LEGAL MATTERS

          The validity of the common stock offered hereby will be passed upon for the Company by Reboul, MacMurray, Hewitt, Maynard & Kristol, New York, New York.


                                     EXPERTS

          The consolidated financial statements and the related financial statement schedule incorporated in this Reoffer Prospectus by reference from the Company's Annual Report on Form 10-K for the fiscal year ended May 31, 1999 have been audited by Deloitte & Touche LLP, independent auditors, as stated in their reports, which are incorporated herein by reference, and have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

                                     PART II

Item 3. Incorporation of Documents by Reference

          The following documents filed with the Securities and Exchange Commission (the "Commission") are incorporated in this registration statement (this "Registration Statement") by reference:

          (a) The Annual Report of Centennial Cellular Corp., a Delaware corporation (the "Company"), on Form 10-K for the fiscal year ended May 31, 1999;

          (b) The Quarterly Report of the Company on Form 10-Q for the fiscal quarter ended August 31, 1999; and

          (c) The Company's Registration Statement on Form 8-A filed with the Commission pursuant to Section 12 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), on October 21, 1991 (Registration No. 0-19603), as amended by Amendment No. 1 thereto filed with the Commission on November 15, 1991.

All documents subsequently filed by the Company pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act, prior to the filing of a post-effective amendment which indicates that all securities offered have been sold or which deregisters all securities then remaining unsold, shall be deemed to be incorporated by reference in this Registration Statement and to be a part of the Registration Statement from the date of filing of such documents.

Item 4. Description of Securities.

         Not applicable.

Item 5. Interests of Named Experts and Counsel.

         Not applicable.

Item 6. Indemnification of Directors and Officers.

          The Company's Amended and Restated Certificate of Incorporation (the "Restated Certificate") provides that the Company shall, to the fullest extent permitted by Section 145 of the Delaware General Corporation Law, (the "DGCL") as the same may be amended and supplemented, indemnify any and all persons whom it shall have power to indemnify under said section from and against any and all of the expenses, liabilities and other matters referred to in or covered by said section. The Company's Amended and Restated By-Laws (the "By-Laws") provide that every person now or hereafter serving as a director or officer of the Company and every such director or officer serving at the request of the Company as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, shall be indemnified by the Company in accordance with and to the fullest extent permitted by law for the defense of, or in connection with, any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative. The By-Laws also provide that the right to indemnification includes the right to be paid expenses incurred in defending a civil, criminal, administrative, or investigative action, suit or proceeding in advance of its final disposition; provided, however, that such advance payment will only be made upon delivery to the Company of an undertaking, by or on behalf of the director or officer, to repay all amounts so advanced if it is ultimately determined that such director is not entitled to indemnification.

          Section 145 of the DGCL permits a corporation to indemnify any director or officer of the corporation against expenses (including attorney's fees), judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with any action, suit or proceeding brought by reason of the fact that such person is or was a director or officer of the corporation, and, with respect to any criminal action or proceeding, if he or she had no reason to believe his or her conduct was unlawful. If a derivative action, (i.e., one brought by or on behalf of the corporation), indemnification may be made only for expenses, actually and reasonably incurred by any director or officer in connection with the defense or settlement of such an action or suit, if such person acted in good faith and in a manner that he reasonably believed to be in, or not opposed to, the best interests of the corporation, except that no indemnification shall be made if such person shall have been adjudged to be liable to the corporation, unless and only to the extent that the court in which the action or suit was brought shall determine that the defendant is fairly and reasonably entitled to indemnity for such expenses despite such adjudication of liability.

          Pursuant to Section 102(b)(7) of the DGCL, the Restated Certificate eliminates the liability of a director to the corporation or its stockholders for monetary damages for such breach of fiduciary duty as a director, except for liabilities arising (i) from any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) from acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the DGCL, or (iv) for any transaction from which the director derived an improper personal benefit.

Item 7. Exemption from Registration Claimed.

         Not applicable.

Item 8.  Exhibits.

         Exhibit
         Number                     Exhibit

           4(a) Amended and Restated Certificate of Incorporation of the Company. Incorporated herein by reference to
                           Exhibit 3.1 to the Company's Current Report on Form 8-K dated January 22, 1999.

            (b)            Amended  and   Restated   By-Laws  of  the   Company.
                           Incorporated herein by reference to Exhibit 3.2 to the Company's Current Report on Form 8K dated January 22, 1999.

           5 Opinion of Reboul, MacMurray, Hewitt, Maynard & Kristol re validity, including consent of such counsel.

           23(a)           Consent of Deloitte & Touche LLP.

             (b) The consent of Reboul, MacMurray, Hewitt, Maynard & Kristol is contained in the opinion filed as Exhibit 5 to this Registration Statement.

           24              Powers of Attorney (see Page 22 hereof).

           99 The 1999 Stock Option and Restricted Stock Purchase Plan. Incorporated herein by reference to Exhibit A to the Company's Definitive Proxy Statement on
                           Schedule 14A filed September 27, 1999.


Item 9. Undertakings.

          (a)      The Company hereby undertakes:

          (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

               (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933, as amended (the "Securities Act").

               (ii) To reflect in the prospectus any facts or events arising after the effective date of this Registration Statement (or the most recent post-effective amendment hereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this Registration Statement;

               (iii) To include any material information with respect to the plan of distribution not previously disclosed in this Registration Statement or any material change to such information in this Registration Statement;

PROVIDED, HOWEVER, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the Company pursuant to
Section 13 or 15(d) of the Exchange Act that are incorporated by reference in this Registration Statement.

          (2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at the time shall be deemed to be the initial bona fide offering thereof.

          (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

         (b) The Company hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the Company's annual report pursuant to Section 13(a) or 15(d) of the Exchange Act that is incorporated by reference in this Registration Statement shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (c) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and persons controlling the Company pursuant to the foregoing provisions, or otherwise, the Company has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer or controlling person of the Company in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

          Pursuant to the requirements of the Securities Act of 1933, as amended, the Company certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-8 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Neptune, State of New Jersey, on the 7th day of December, 1999.

                                       CENTENNIAL CELLULAR CORP.


                                       By: /s/ Michael J. Small
                                             Michael J. Small
                                             President and
                                               Chief Financial Officer


                                POWER OF ATTORNEY

          KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Michael J. Small, Peter W. Chehayl and Anthony Wolk, and each of them, his true and lawful attorneys-in-fact and agents with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement on Form S-8, and to file the same, with all exhibits thereto, and other docents in connection therewith, with the Securities and Exchange Commission, granting unto such attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as full to all intents and purposes as they might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their substitutes, may lawfully do or cause to be done by virtue hereof.

          Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement on Form S-8 has been signed below by the following persons in the capacities indicated on the 7th day of December, 1999.


     Name                                 Title
     ----                                 -----


/s/ Michael J. Small                      President, Chief Executive Officer and
-----------------------------             Director
Michael J. Small

/s/ Anthony J. de Nicola
-----------------------------
Anthony J. de Nicola                              Director

/s/Mark T. Gallogly
-----------------------------
Mark T. Gallogly                                  Director

/s/Lawrence H. Guffey
-----------------------------
Lawrence H. Guffey                                Director

/s/Thomas E. McInerney
-----------------------------
Thomas E. McInerney                               Director

/s/Rudolph E. Rupert
-----------------------------
Rudolph E. Rupert                                 Director

/s/J. Stephen Vanderwoude
-----------------------------
J. Stephen Vanderwoude                            Director

                                  EXHIBIT INDEX


Exhibit
Number     Exhibit
-------    -------


 4(a) Amended and Restated Certificate of Incorporation of the Company. Incorporated herein by reference to Exhibit 3.1 to the Company's Current Report on Form 8-K dated
           January 22, 1999

   (b) Amended and Restated By-Laws of the Company. Incorporated herein by reference to Exhibit 3.2 to the Company's Current Report on Form 8-K dated January 22, 1999.

 5 Opinion of Reboul, MacMurray, Hewitt, Maynard & Kristol re validity, including consent of such counsel.

23(a)      Consent of Deloitte & Touche LLP.

  (b)      The consent of Reboul, MacMurray, Hewitt, Maynard &
           Kristol contained in the opinion filed as Exhibit 5 to this Registration Statement

24         Powers of Attorney (see Page 22 hereof).

99         The 1999 Stock Option and Restricted Stock Purchase
           Plan. Incorporated by reference to Exhibit A to the Company's Definitive Proxy Statement on Schedule 14A, filed September 27, 1999